UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2021

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Third Quarter Trading Update dated 28 October 2021, prepared by WPP plc.

WPP PLC ("WPP")

Third Quarter Trading Update

Very strong Q3 performance: LFL revenue less pass-through costs +15.7% year-on-year, and +6.9% on 2019; full year guidance raised to +11.5-12.0% LFL

	£ million	+/(-)% reported[1]	+/(-)% LFL[2]
Third Quarter
Revenue	3,240	9.1	14.7
Revenue less pass-through costs	2,640	9.9	15.7

Year to date
Revenue	9,373	9.6	15.6
Revenue less pass-through costs	7,539	6.7	12.6

■  Q3 revenue +9.1%; LFL revenue +14.7%

■  Q3 LFL revenue less pass-through costs +15.7%; +6.9% LFL on Q3 2019

■  Top five markets Q3 LFL revenue less pass-through costs: US +12.4%; UK +16.9%; Germany +34.5%; Greater China +18.0%; Australia +2.4%

■  Top five markets Q3 LFL revenue less pass-through costs on 2019: US +6.2%; UK +9.3%; Germany +32.1%; Greater China -1.7%; Australia -11.2%

■  Continued new business momentum: $1.7 billion won in Q3, $4.6 billion net year-to-date

■  Ongoing strategic progress: merger of Finsbury Glover Hering and SVC, acquisition of Satalia in AI

■  Net debt £1.6 billion, down £1.0 billion year-on-year at 2021 exchange rates: continued good working capital management

■  £448 million share buyback year-to-date: £600 million completed by year end; continuation of buyback up to 2021 preliminary results

■  Full year 2021 guidance raised again: LFL revenue less pass-through costs 11.5-12.0%, headline operating margin slightly above 14%

Mark Read, Chief Executive Officer of WPP, said:

"Our very strong performance goes well beyond a cyclical recovery, with like-for-like growth over 2019 at 6.9% in the quarter. Clients across all sectors and geographies are making significant investments in marketing, particularly in digital media and ecommerce services. We are now above 2019 levels in all of our business lines, and with the actions we have taken over the last three years, we are even better positioned for growth.

"Our reshaped offer - which combines creativity with technology and data, through Choreograph, with the largest global media platform in GroupM - is proving its value for existing and new clients. This is reflected in the continuation of our longstanding and successful partnership with Unilever, and the growth of our relationship with Bayer. In addition, we are delighted to have won new assignments with Beiersdorf, L'Oréal, Sainsbury's and TD Bank.

"We have also made strategic progress, creating the world's leading board-level communications firm through the merger of Finsbury Glover Hering and SVC, and acquiring Satalia, a specialist in artificial intelligence. We continue to return excess capital to shareholders, buying back 4% of our shares so far this year. With strong client demand, a clear strategic direction and a strong balance sheet, we are well positioned to continue our momentum into 2022 and beyond."

For further information:
Investors and analysts Peregrine Riviere Caitlin Holt Fran Butera (US)	+44 7909 907193 +44 7392 280178 +1 914 484 1198
Media Chris Wade	+44 20 7282 4600
Richard Oldworth, Buchanan Communications	+44 7710 130 634 +44 20 7466 5000

wpp.com/investors

Overview

During the third quarter, the global communications market continued to grow strongly, and this trend was widely reflected across WPP. Our strength in media combined with our focus on digital, commerce and data is delivering very positive momentum in the business. We achieved double-digit growth in like-for-like revenue less pass-through costs in 15 of our top 20 markets and most of our agency networks. On a two-year basis, performance was led by GroupM (37% of WPP in Q3) which was up 14.6% like-for-like, and VMLY&R, which also grew double-digits. Our key agency networks, and most of our markets, delivered an improving two-year trend in Q3 compared to Q2.

In new business, we continued to perform well. Most importantly, we retained our long-term partnership with Unilever in media after a thorough review. Including the business won in China last year, we have expanded our remit with Unilever. We also grew our relationship with Bayer, adding the key markets of Germany, Russia and China to our existing media responsibilities. During the period, we won new assignments from Beiersdorf, L'Oréal, Sainsbury's, TD Bank and Under Armour among others.

At the same time, we made strong strategic progress through mergers and acquisitions, transforming existing businesses within WPP and bringing in new capabilities to scale across the company.

●     In July, Kantar completed the acquisition of Numerator, which blends proprietary data, including a digital panel of over one million US consumers, with advanced technology to create unique insights that help companies understand their customers in real time and identify growth opportunities. The transaction makes Kantar a leader in shopper insights in the US and Canada, consistent with its market position in 45 other markets.

●     In August, we acquired Satalia, a global leader in enterprise AI and one of the UK's fastest-growing technology companies, with clients including BT, DFS, DS Smith, PwC, Gigaclear, Tesco and Unilever. Combining machine learning and optimisation, it builds technologies that help clients apply AI to their business. Satalia will join Wunderman Thompson Commerce and strengthen the global ecommerce consultancy's technology proposition. It will also act as a hub of AI expertise across WPP.

●     In October, we announced the merger of Finsbury Glover Hering with SVC to create the world's leading strategic communications firm, with deep expertise in government affairs, corporate reputation, crisis management and financial communications. The new combined group will comprise approximately 1,000 professionals operating from 25 offices in Asia, Europe, the Middle East and the United States, including its global headquarters in New York. Pro forma combined 2020 revenue was more than $330 million.

Revenue in the third quarter was up 9.1% at £3.2 billion, and up 14.3% on a constant currency basis. Net changes from acquisitions and disposals had a negative impact of 0.4% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of 14.7%.

Revenue less pass-through costs in the third quarter was up 9.9% year-on-year to £2.6 billion, and up 15.3% on a constant currency basis. Net changes from acquisitions and disposals had a negative impact of 0.4% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of 15.7%.

Regional review

Revenue analysis
£ million	Q3 2021	Q3 2020	+/(-) % reported	+/(-) % LFL
N. America	1,143	1,087	5.2	11.8
United Kingdom	494	426	16.0	17.1
W. Cont Europe	676	587	15.1	21.1
AP, LA, AME, CEE[3]	927	869	6.7	12.8
Total Group	3,240	2,969	9.1	14.7

Revenue less pass-through costs analysis

£ million	Q3 2021	Q3 2020	+/(-) % reported	+/(-) % LFL
N. America	975	922	5.6	12.2
United Kingdom	362	311	16.4	16.9
W. Cont Europe	562	493	14.0	21.5
AP, LA, AME, CEE	741	675	9.9	15.6
Total Group	2,640	2,401	9.9	15.7

North America saw like-for-like revenue less pass-through costs up 12.2% in the third quarter, with strong growth in both the US and Canada. The US in particular saw a strong acceleration in its two-year LFL growth rate, from 1.8% in Q2 to 6.2% in Q3, driven mainly by GroupM.

In the United Kingdom, like-for-like revenue less pass-through costs was up 16.9% and achieved an acceleration in its two-year LFL growth rate from 1.1% in Q2 to 9.3% in Q3. AKQA Group and VMLY&R performed particularly strongly.

Western Continental Europe like-for-like revenue less pass-through costs grew by 21.5%. Performance in the region accelerated strongly, driven by Germany where broad-based growth was further boosted by a COVID-related contract. Italy continued to perform strongly while Spain and France also recovered to 2019 levels like-for-like.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe like-for-like revenue less pass-through costs was up 15.6%. Latin America was comfortably the strongest region, led by Brazil. Asia Pacific continued to recover more slowly, with China, Australia and several other markets still below 2019 levels.

Business sector review

During 2020, we announced that we would bring together Grey and AKQA under the AKQA Group, brought Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. 2020 comparable revenue and revenue less pass-through costs figures have been adjusted by a total of £229 million and £211 million respectively to reflect this change.

Revenue analysis
£ million	Q3 2021	Q3 2020	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,748	2,545	8.0	13.1
Public Relations	245	219	11.7	17.4
Specialist Agencies	247	205	20.7	32.7
Total Group	3,240	2,969	9.1	14.7

Revenue less pass-through costs analysis
£ million	Q3 2021	Q3 2020	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,185	2,016	8.3	13.5
Public Relations	231	210	10.4	16.0
Specialist Agencies	224	175	27.9	41.5
Total Group	2,640	2,401	9.9	15.7

Global Integrated Agencies like-for-like revenue less pass-through costs was up 13.5%. GroupM (37% of WPP's revenue less pass-through costs in the third quarter) was up 19.0% like-for-like, and up 14.6% like-for-like over 2019, reflecting strong structural growth in digital and commerce media. VMLY&R was the next best performer, growing double-digits like-for-like year-on-year and over 2019. All the other agencies showed an improving two-year trend compared to the second quarter.

Public Relations like-for-like revenue less pass-through costs was up 16.0%, and up 12.6% over 2019. Demand for board-level strategic communications advice remains strong, and Specialist PR was again the best performer. Both BCW and H+K Strategies maintained strong momentum, with growth accelerating from the second quarter.

Specialist Agencies, with like-for-like revenue less pass-through costs up 41.5%, and up 21.8% on 2019, was again the best performing sector within WPP. Our Brand Consulting businesses continue to perform very well, as does CMI, our specialist healthcare media business. Growth for the sector was boosted by the COVID-related contract in Germany.

Balance sheet highlights

Average net debt in the first nine months of 2021 was £1.6 billion, compared to £2.5 billion in 2020, at 2021 exchange rates, a decrease of £0.9 billion. Net debt at 30 September 2021 was £1.6 billion, compared to £2.3 billion on 30 September 2020, or £2.6 billion at 2021 exchange rates, a decrease of £1.0 billion.

Share purchases of £458 million were made in the first nine months of the year, of which £408 million related to share buybacks. As of 27 October 2021 the total share buyback had reached £448 million.

2021 outlook

As a result of our continued strong business momentum in Q3, we are further raising our guidance for 2021:

■  Like-for-like revenue less pass-through costs growth of 11.5-12.0% (previously 9-10% growth)

■  Headline operating margin slightly above 14% (previously towards the upper end of the range of 13.5-14.0%)

■  Capex £450-500 million

Our current projections for foreign exchange movements imply around a 5 percentage point drag to reported revenue less pass-through costs from the strength of sterling year-on-year. As previously guided, we anticipate a small net trade working capital outflow for 2021 of £200-300 million, reflecting some normalisation from the very strong position at the end of 2020.

We expect to complete the £600 million share buyback in December. Given the strength of our balance sheet and strong cash generation, we anticipate continuing the buyback at a similar rate up to the date of our 2021 preliminary results, provisionally planned for late February 2022, at which point we will lay out our capital allocation plans for the coming year in more detail.

Appendix

Regional Review

Revenue analysis - Nine Months Year-to-Date
£ million	9M 2021	9M 2020	+/(-) % reported	+/(-) % LFL
N. America	3,327	3,264	1.9	10.7
United Kingdom	1,421	1,184	20.1	20.1
W. Cont Europe	2,017	1,680	20.0	22.7
AP, LA, AME, CEE	2,608	2,424	7.6	14.8
Total Group	9,373	8,552	9.6	15.6

Revenue less pass-through costs analysis - Nine Months Year-to-Date
£ million	9M 2021	9M 2020	+/(-) % reported	+/(-) % LFL
N. America	2,792	2,779	0.5	9.1
United Kingdom	1,042	897	16.2	16.9
W. Cont Europe	1,612	1,412	14.1	17.2
AP, LA, AME, CEE	2,093	1,981	5.7	12.3
Total Group	7,539	7,069	6.7	12.6

Business Sector Review

During 2020, we announced that we would bring together Grey and AKQA under the AKQA Group, brought Geometry and GTB into VMLY&R, and International Healthcare into VMLY&R and Ogilvy. As a result AKQA, Geometry, GTB and International Healthcare are now reported within Global Integrated Agencies, having previously been reported within Specialist Agencies. 2020 comparable revenue and revenue less pass-through costs figures have been adjusted by a total of £705 million and £646 million respectively to reflect this change.

Revenue analysis - Nine Months Year-to-Date
£ million	9M 2021	9M 2020	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	7,918	7,270	8.9	15.0
Public Relations	695	666	4.3	10.8
Specialist Agencies	760	616	23.5	27.9
Total Group	9,373	8,552	9.6	15.6

Revenue less pass-through costs analysis - Nine Months Year-to-Date
£ million	9M 2021	9M 2020	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	6,254	5,913	5.8	11.8
Public Relations	660	636	3.9	10.3
Specialist Agencies	625	520	20.1	24.9
Total Group	7,539	7,069	6.7	12.6

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Group's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target' and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.

These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK) and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2020 and any impacts of the COVID-19 pandemic which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company's plans and objectives will be achieved. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

[1] Percentage change in reported sterling.
[2] Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.
[3]  Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 28 October 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary